787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 26, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Chile Fund, Inc. Registration Statement filed on Form N-14 on November 15, 2017 Securities Act File No. 333-221577

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Registration Statement (the “Registration Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Elliot Gluck and Dean Caruvana of Willkie Farr & Gallagher LLP on December 13, 2017 and a telephone conversation with Dean Caruvana on January 18, 2018.  The Registration Statement relates to the proposed reorganization of each of Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Singapore Fund, Inc. and Aberdeen Greater China Fund, Inc. (each such fund being referred to herein as a “Target Fund”) into Aberdeen Chile Fund, Inc. (the “Registrant” or the “Acquiring Fund,” and together with the Target Funds, the “Funds,” and each, a “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                                                     In the Q&A entitled “Why is a shareholder meeting being held?,” please revise the answer to clarify that the Acquiring Fund’s shareholders will not be asked to vote on the Reorganizations.

Response:                                                                                        The Registrant has made the requested clarification.

Comment No. 2:                                                     In the Q&A entitled “Why is a shareholder meeting being held?,”the answer notes that shareholders of the Acquiring Fund approved the election of directors, the

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

elimination of a fundamental investment policy, an amendment to a fundamental investment restriction and an amended and restated investment advisory agreement. Please confirm that the Registration Statement will not be mailed until after the Acquiring Fund’s shareholders have approved the above items.

Response:                                                                                        The Registrant confirms that the Registration Statement will not be mailed to Target Fund shareholders until after the Acquiring Fund’s shareholders have approved the above-referenced items.

Comment No. 3:                                                     In the Q&A entitled “Why are the Reorganizations being recommended?,” it is noted that Board members of one or more of the Target Funds will be added as members of the Board of the Acquiring Fund, subject to election by shareholders. Please clarify that the reference to such shareholders is to the shareholders of the Acquiring Fund.

Response:                                                                                        The Registrant has made the requested clarification.

Comment No. 4:                                                     Please clarify that, although City of London Investment Management Company Limited agrees to tender all of its shares under the Standstill Agreement, it will be subject to the same pro rata acceptance of tendered shares in an oversubscribed tender offer as are all the other tendering shareholders.

Response:                                                                                        The Registrant has added disclosure clarifying that City of London Investment Management Company Limited will be subject to the same pro rata acceptance of tendered shares in an oversubscribed tender offer as are all the other tendering shareholders.

Comment No. 5:                                                     In certain instances, the Registration Statement describes and sets out the net total expense ratio for each Fund, but not the gross total expense ratio for each Fund. Please add disclosure of the gross total expense ratio for each Fund in each instance where the net total expense ratio is disclosed.

Response:                                                                                        The Registrant has added the requested additional disclosure of gross total expense ratios, as appropriate.

Comment No. 6:                                                     In the Q&A entitled “How will the Reorganizations affect the fees and expenses of the Target Funds?,” please delete columns two and three in the table setting out the expense ratio comparisons, as the Combined Fund anticipates using leverage.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 7:                                                     In the fourth column of the table referenced in Comment No. 6, please include “1.46%” in every row.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 8:                                                     In the fifth column of the table referenced in Comment No. 6, please include a “+” before “0.17%” and “0.07%”.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 9:                                                     In the Q&A entitled “How will the Reorganizations affect the fees and expenses of the Target Funds?,” please include a comparison of the management fee rates assuming the proposed amendment to the Investment Advisory Agreement for the Acquiring Fund is not adopted.

Response:                                                                                        The Registrant respectfully declines to make the requested change because it is expected that the shareholders of the Acquiring Fund will have approved the amendment to the Investment Advisory Agreement in advance of the mailing of the Joint Proxy Statement/Prospectus.

Comment No. 10:                                              Because “Income” is in the proposed new name for the Combined Fund, the objective should emphasize income, consistent with the Staff’s release of answers to frequently asked questions concerning Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), question and answer 9.

Response:                                                                                        The Registrant has revised the investment objective accordingly.

Comment No. 11:                                              In the Q&A entitled “Will I have to pay any sales load, etc.?,” the disclosure states that the costs of the Reorganizations may be allocated among the Target Funds proportionately based on assets or “another reasonable basis.” Please include additional disclosure on such other reasonable bases.

Response:                                                                                        The Registrant has deleted the phrase “or on another reasonable basis”.

Comment No. 12:                                              In the Q&A entitled “Will I have to pay any sales load, etc.?,” the disclosure notes the “expected expense savings” for each of the Target Funds. Please confirm whether this disclosure is accurate as the expense ratio of the Combined Fund is expected to be higher than that of each of LAQ and SGF.

Response:                                                                                        The Registrant has deleted the reference to “expense savings” from the above-referenced disclosure.

Comment No. 13:                                              Please include an additional Q&A relating to the tax consequences of the tender offer both to: (i) existing shareholders who tender and (ii) existing shareholders who choose not to tender. When addressing the estimated capital gains distributions relating to the tender offer, either include in those estimates any capital gains that would be realized as a result of the realignment of the Combined Fund’s portfolio and clarify that the estimate includes such realignment impact, or provide two separate estimated capital gains impact disclosures with one including realignment impact and one excluding realignment impact with disclosure noting whether the realignment impact is included.

Response:                                                                                        The Registrant has added the requested Q&A.

Comment No. 14:                                              In the first paragraph on page 2 of the “Summary” section, please disclose what each Target Fund Board considered with respect to expenses relating to the anticipated use of leverage.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 15:                                              In the first full paragraph on page 7 of the “Risk Factors and Special Considerations” section, include a comparison of the gross total expense ratios and specify that the comparison of the net total expense ratio is post-tender offer.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 16:                                              In the table on page 7 of the “Risk Factors and Special Considerations” section, consider splitting the table into two separate tables; one table showing gross total expense ratios and another table showing net total expense ratios.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 17:                                              In the table on page 7 of the “Risk Factors and Special Considerations” section: (i) in the third column, move “1.62%/1.46% into the row relating to IF; (ii) in the fourth column, include “1.38%/1.38%” in each row; (iii) in the fifth column, move “1.81%/1.48%” into the row relating to IF; and (iv) in the last column, include “1.54%/1.46%” in each row.

Response:                                                                                        The Registrant has made the requested changes.

Comment No. 18:                                              In the last full paragraph on page 7 of the “Risk Factors and Special Considerations” section, please add a comparison of gross total expense ratios.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 19:                                              Please remove the table and paragraphs immediately preceding and following the table on page 8 of the “Risk Factors and Special Considerations” section because the table excludes the estimated costs of leverage.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 20:                                              In the subsection entitled “Earnings and Distribution Yield” on page 9 of the “Risk Factors and Special Considerations” section, please disclose why yield is expected to be higher.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 21:                                              On page 30 of the “Risk Factors and Special Considerations” section, if “Lower-Rated (High Risk) and Non-Rated Securities” include below investment grade securities, include a reference to “junk bonds”.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 22:                                              In the third paragraph on page 34 of the “Expense Table for Shareholders” section, include a comparison of the pre-Reorganization gross total expense ratio for each Fund.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 23:                                              Footnote (b) on page 34 of the “Expense Table for Shareholders” section references waivers for ABE, ISL and LAQ. Earlier disclosure on page 8 of the “Risk Factors and Special Considerations” section only references a waiver for GCH. Please reconcile.

Response:                                                                                        The disclosure regarding waivers on each of page 8 and 34 are accurate as written.  As disclosed on page 8 and 34, GCH is the only Fund that is party to a contractual expense limitation agreement limiting the fund’s total expenses.  As disclosed on page 34, each of ABE, ISL and LAQ has an advisory fee waiver in effect pursuant to which the investment adviser to each such Fund has agreed to waive a portion of its advisory fee.  Unlike the cap on total fund expenses that is in effect for GCH, the advisory fee waiver in effect for ABE, ISL and LAQ would have no impact on the reorganization expenses to be incurred by such Fund and is therefore not described on page 8.

Comment No. 24:                                              If AAMI will be able to recoup waived expenses after the completion of the Reorganizations, please disclose the recoupments in the Registration Statement.

Response:                                                                                        The Registrant confirms that AAMI will not be able to recoup any waived expenses after the completion of the Reorganizations.

Comment No. 25:                                              Please delete footnote (e) on page 35 of the “Expense Table for Shareholders” section of the Registration Statement.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 26:                                              Please delete columns two and three of the table on page 36 of the “Expense Table for Shareholders” section.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 27:                                              In the second to last sentence on page 40 of the “Reasons for the Reorganizations” section, please specify that the total expense ratio referred to is the net total expense ratio.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 28:                                              In the second paragraph on page 44 of the “Reasons for the Reorganizations” section, please disclose the costs of selling portfolio securities for the tender offer, quantified in dollars and basis points.

Response:                                                                                        The Registrant respectfully declines to make the change. At the time of each Board’s consideration of the relevant Reorganization, the cost of selling portfolio securities related solely to the proposed tender offer was not provided to each Board in dollars and basis points and therefore is not reflected in the above-referenced section. Such costs would depend on the size of the tender offer ultimately approved by the Combined Fund’s Board of Directors, whether the tender offer is fully subscribed, the final composition of the Combined Fund’s portfolio after the Reorganizations occur and the Combined Fund realigns its portfolio in accordance with its investment strategy, and the market conditions in effect at the time that the Combined Fund raises cash to distribute the proceeds of the tender, which would likely be in late-second quarter 2018.

Comment No. 29:                                              In the first paragraph on page 45 of the “Reasons for the Reorganizations” section, please disclose whether the gains and/or income to be distributed prior to the Reorganizations are expected to change.

Response:                                                                                        The Registrant respectfully notes that the last sentence of the first paragraph on page 45 currently states: “This may change depending on each Fund’s security trading activity prior to the Reorganization.”

Comment No. 30:                                              Please reconcile the disclosure on page 45 in the subsection entitled “Expected Costs of the Reorganization” with earlier disclosure that notes that expenses of the Reorganizations will be allocated based on net assets or another reasonable basis.

Response:                                                                                        This disclosure on page 45 is accurate. The Registrant has revised the earlier disclosure.  See response to Comment No. 11.

Comment No. 31:                                              On page 45 in the subsection entitled “Potential Benefits to the Investment Adviser and its Affiliates”, please disclose whether the ability to recoup under the fee waiver agreements between each Target Fund and Aberdeen would also terminate upon closing of the applicable Reorganization.

Response:                                                                                        The relevant adviser does not have the ability to recoup any fees waived or reimbursed under the advisory fee waiver agreements in effect for ABE, ISL or LAQ or under the expense limitation agreement in effect for GCH.

Comment No. 32:                                              In the second to last paragraph on page 46 of the “Proposal: The Reorganizations of the Target Funds” section, please revise the disclose to note that the expense ratios may increase for LAQ and SGF.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 33:                                              On page 47 of the “Proposal: The Reorganizations of the Target Funds” section, please include the reduction/increase in the gross total expense ratio for each Fund in both the lead-in and first table.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 34:                                              In the first table on page 47 of the “Proposal: The Reorganizations of the Target Funds” section, include “net” in the “Total Expense Ratios” and “Change in Total Expense Ratios per Fund” headings on the left side of the table.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 35:                                              In the first table on page 47 of the “Proposal: The Reorganizations of the Target Funds” section, is the information provided in the column entitled “Pro Forma

Combined Fund  Pre-Tender Offer (All Target Funds & GRR* into AEF)” supported by disclosure elsewhere in the Registration Statement?

Response:                                                                                        The above-referenced information is supported by the table on page 7 of the “Risk Factors and Special Considerations” section.

Comment No. 36:                                              Please disclose the market capitalization policy for equity investments by the Combined Fund.

Response:                                                                                        The Combined Fund may invest in securities of any market capitalization.  The Registrant has added applicable disclosure.

Comment No. 37:                                              Confirm that only convertible debt that is “in-the-money” at the time of investment will be counted towards the Combined Fund’s policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in emerging markets equity securities (the “80% Policy”).

Response:                                                                                        Convertible debt securities are not counted as equity securities for purposes of the Combined Fund’s 80% policy.  The Registrant has added applicable disclosure under “Convertible Securities” in the section “INVESTMENT OBJECTIVE AND POLICIES OF THE ACQUIRING FUND”.

Comment No. 38:                                              Please confirm whether the convertible debt securities that are included in the types of bonds in which the Combined Fund may invest include contingent convertible securities (“CoCos”). If so, and they are a principal strategy of the Combined Fund, please specifically reference CoCos in the Combined Fund’s principal investment strategies and disclose the corresponding risks.

Response:                                                                                        The Registrant does not currently intend to invest in CoCos following the Reorganizations.

Comment No. 39:                                              The Registration Statement includes language that “[e]merging market securities include securities that are issued by: […] companies or other issuers that […] alone or on a consolidated basis derive a significant portion of their annual revenue or assets from goods produced, sales made or services performed in emerging markets countries” (emphasis added). The Staff believes that a subsidiary company should meet the applicable criteria on its own and not due to the activities of an affiliate or sister company. Please explain why it is appropriate to meet this criterion on a consolidated basis or revise the disclosure.

Response:                                                                                        The Financial Accounting Standards Board (“FASB”) stated in “Accounting Research Bulletin 51: Consolidated Financial Statements” that the purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions. The Registrant notes that the Combined Fund may invest in securities of a parent company that operates through its subsidiaries and therefore issues consolidated financial statements. The Registrant respectfully submits that it believes it is reasonable that such consolidated financial statements would be used to determine the annual revenues and earnings of the parent company and from what country or countries such revenue or earnings were derived.  A subsidiary company in which the Combined Fund may invest would not meet this criterion based on a combination of its and its parent company’s earnings and revenues.  The Registrant respectfully declines to add additional disclosure to the principal investment strategies section about this criterion as it believes it may be excessive and confusing to shareholders; however, the Registrant has revised the disclosure to remove the phrase “alone or on a consolidated basis” to avoid any confusion regarding the use of these terms in the future.

Comment No. 40:                                              The Registration Statement notes the Combined Fund’s ability to invest in frontier markets; please describe the related risks of investing in frontier markets.

Response:                                                                                        The Registrant has added the applicable risks to the Registration Statement.

Comment No. 41:                                              Please include more information regarding the Combined Fund’s use of leverage, including the type(s) of leverage, who the Combined Fund intends to borrow from to incur this leverage, what the intended use of the leveraged proceeds would be and what percentage of assets the Combined Fund expects to lever.

Response:                                                                                        The Registrant has added the requested information in the Registration Statement.

Comment No. 42:                                              If the Combined Fund intends to invest significantly in a particular economic sector, please disclose which sector and the related risks.

Response:                                                                                        The Combined Fund’s portfolio management team currently anticipates that immediately after realigning the Combined Fund’s portfolio following the Reorganizations, the Combined Fund’s portfolio will include a significant amount of securities of companies that represent the financial sector; as a result, the Registrant has added “Financials Sector Risk” as a subset of “Sector Risk” in the “Principal Risks of Investing in the Funds” section of the Registration Statement.  Because the Combined Fund does not have a particular strategy to invest in the financial sector or any other sector, the Registrant respectfully declines to add disclosure about investing in the financial sector to the principal strategies of the Combined Fund.  The Registrant notes, however, that the Combined Fund’s investment strategy disclosure states that “[a]lthough the Fund will not invest 25% or more of its total assets in the securities of companies in the same industry, the Fund may invest in securities of any market sector and may hold a significant amount of securities of companies, from time to time, within a single sector.”  Accordingly, if the Combined Fund has a significant portion of its assets invested in securities that belong to a particular sector in the future, the Registrant intends to include disclosure of a sector-specific risk factor describing the risks to which the Combined Fund is subject in its next annual or semiannual report to shareholders.

Comment No. 43:                                              With respect to the Combined Fund’s ability to invest in (i) debt securities denominated in the currency of an emerging country or issued or guaranteed by an emerging country company or the government of an emerging country and (ii) debt securities of corporate or governmental issuers located in developed countries, please disclose the Combined Fund’s credit quality policy and maturity policy.

Response:                                                                                        The Combined Fund may invest in debt securities that are rated no lower than A-2 by Standard & Poor’s Rating Group or P-2 by Moody’s Investor Services or the equivalent by another rating service or, if unrated, deemed to be of equivalent quality by the Investment Adviser.  The Combined Fund may invest in securities of any maturity.  The Registrant has revised the Registration Statement accordingly.

Comment No. 44:                                              Please confirm whether the Combined Fund intends to issue debt securities.  If it does not plan to issue debt securities, include a statement in the Combined Fund’s investment strategies.

Response:                                                                                        The Combined Fund currently has no intention to issue debt securities; however, the Board of Directors of the Combined Fund may determine to do so in the future. The Registrant discloses its policy with respect to leverage and the issuance of debt securities in the section “INVESTMENT OBJECTIVE AND POLICIES OF THE ACQUIRING FUND — Investment Policies,” which states: “The Acquiring Fund intends to utilize leverage as part of its investment strategy through borrowings, although it may engage in other transactions, such as reverse repurchase agreements and issuance of debt securities or preferred securities, which have the effect of leverage.”

Comment No. 45:                                              Please consider whether the Combined Fund’s fundamental investment restriction prohibiting the Combined Fund from investing in securities on margin would conflict with the Combined Fund’s ability to enter into margin loans and whether the Combined Fund should also be seeking a shareholder vote to remove the fundamental investment restriction prohibiting investments in securities on margin.

Response:                                                                                        The Registrant does not intend to invest in margin loans and has removed references to investments in margin loans from the Registration Statement.

Comment No. 46:                                              In the “Comparison of ABE and the Acquiring Fund” subsection beginning on page 55, consider adding a comparison of portfolio turnover similar to the comparison included in the “Comparison of ISL and the Acquiring Fund” on page 60.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 47:                                              On page 70 of the “LAQ: Investment Objective and Investment Strategies and Policies” subsection, remove the reference to “discussed below”.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 48:                                              In the “Comparison of GCH and the Acquiring Fund” subsection beginning on page 74, please clarify if the Acquiring Fund is also subject to repurchase agreements.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 49:                                              In the last paragraph on page 78 of the “Management of the Funds” section, disclose whether the management fee for each of LAQ and GCH is higher than the proposed management fee for the Combined Fund (assuming all Reorganizations are approved) at the current asset levels for LAQ and GCH.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 50:                                              If the Combined Fund has a lead portfolio manager, please disclose the portfolio manager that is primarily responsible for the management of the Combined Fund. If portfolio managers are all jointly and primarily responsible, please add appropriate disclosure.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 51:                                              Please add the dividend reinvestment plan related expenses (i.e. $10 enrollment fee and $0.02 per share fees for certain other transactions) to the fee tables for the Funds.

Response:                                                                                        The Registrant has added the requested disclosure to the fee tables.

Comment No. 52:                                              Please include the forms of proxy card in the next pre-effective amendment to the Registration Statement.

Response:                                                                                        The Registrant will include the forms of proxy card in the next pre-effective amendment to the Registration Statement.

Comment No. 53:                                              In the Q&A entitled “Why is the GRR Reorganization being recommended?” in the Registrant’s Registration Statement filed on Form N-14 on December 21, 2017, it is noted that in implementing the targeted discount policy, the Combined Fund will not buy back shares in the open market until at least 60 days after the completion of all the Reorganizations. Please add similar disclosure to the Registration Statement.

Response:                                                                                        The Registrant has included the requested disclosure.

*   *   *   *   *   *   *  *   *  *

Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:                                Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Katherine Corey, Esq., Aberdeen Asset Management Inc.